SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

CPEX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12620N104
(CUSIP Number)

The Mangrove Partners Fund, L.P.
10 East 53rd Street, 31st Floor
New York, New York 10022
Attention: Nathaniel August
Tel:  646.450.0418

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

John T. O’Connor
Sadis & Goldberg LLP
551 Fifth Avenue, 21st Floor
New York, New York 10176
Tel: 212.573.8029

March 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 7 pages

CUSIP No.:  12620N104

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

The Mangrove Partners Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 149,373

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 149,373

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

149,373

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%*

14	TYPE OF REPORTING PERSON

PN

*  The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of January 31, 2011, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on February 4, 2011.

Page 2 of 7 pages

CUSIP No.:  12620N104

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Mangrove Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 149,373

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 149,373

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

149,373

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%*

14	TYPE OF REPORTING PERSON

OO

*  The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of January 31, 2011, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on February 4, 2011.

Page 3 of 7 pages

CUSIP No.:  12620N104

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Mangrove Capital

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 149,373

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 149,373

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

149,373

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%*

14	TYPE OF REPORTING PERSON

OO

*  The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of January 31, 2011, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on February 4, 2011.

Page 4 of 7 pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of CPEX Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment No. 3 supplements Items 4 and 7 of the Schedule 13D (as amended) originally filed on January 31, 2011.

ITEM 4.	Purpose of Transaction.

On March 14, 2011, Mangrove Partners delivered a letter to the board of directors of the Issuer (the “Board”) setting forth indicative terms of a fully-financed dividend recapitalization of the Issuer to be implemented through a backstopped rights issue (“Recapitalization Letter”).  A copy of the Recapitalization Letter from Mangrove Partners is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The description herein of the Recapitalization Letter is qualified in its entirety by reference to the Recapitalization Letter.  On March 14, 2011, Mangrove Partners also issued a press release announcing that it has sent the Recapitalization Letter to the Issuer’s Board of Directors. A copy of the press release issued by Mangrove Fund is attached hereto as Exhibit 99.2. The description herein of the press release is qualified in its entirety by reference to the press release.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.  Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review its investment in the Issuer on a continuing basis and depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing its intention with respect to any and all matters referred in Item 4 of Schedule 13D; provided that the Reporting Persons expressly disclaim any intention of engaging in a control transaction or a contested election of directors of the Issuer’s Board.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

99.1	Letter to CPEX Pharmaceuticals, Inc., dated March 14, 2011

99.2	Press Release, dated March 14, 2011

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2011

THE MANGROVE PARTNERS FUND, L.P.
MANGROVE PARTNERS
MANGROVE CAPITAL

By:	/s/ Nathaniel August
Nathaniel August, for himself, as Director of Mangrove Capital (for itself and The Mangrove Partners Fund, L.P.) and as a Director of Mangrove Partners

Page 6 of 7 pages

EXHIBIT INDEX

Exhibit No.	Document

99.1	Letter to CPEX Pharmaceuticals, Inc., dated March 14, 2011

99.2	Press Release, dated March 14, 2011

Page 7 of 7 pages